Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: July 31, 2003

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-	Press Release of July 31, 2003 with third quarter results

just everywhere …

Interim Report of EPCOS AG at June 30, 2003

About EPCOS

The EPCOS Group, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40 000 different products. The Group operates design, manufacturing and marketing facilities in Europe, the Americas and Asia Pacific.

Passive electronic components are found in every electrical and electronic product – from telecommunications through automotive and industrial applications to consumer electronics. They are needed to process electrical signals, protect electronic circuitry and control energy supplies.

In fiscal 2002 (October 1, 2001, to September 30, 2002), EPCOS posted sales of EUR 1.31 billion. At September 30, 2002, the company employed 13,100 people worldwide.

Accounting Principles

As permitted under § 292a of the German Commercial Code (Handelsgesetzbuch, HGB), EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP). The company is thus released from the obligation to prepare consolidated financial statements in accordance with § 290 et seq. HGB.

This interim report was compiled in accordance with German Accounting Standard 6 (DRS 6).

We present EBIT because that is the basis on which we evaluate the operating performance of our four segments and of the Company as a whole. We believe that EBIT is a better measure of operating performance than operating income since the latter excludes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years, these line items may have a significant impact on the relative performance of our segments. We calculate EBIT as operating income plus (minus) foreign exchange net gains (losses), other net income (expenses) and the share of net gains (losses) of unconsolidated affiliates.

EPCOS announces Q3 results:

Positive earnings in difficult market

➢	EBIT positive at EUR 3 million

➢	Net cash flow positive at EUR 8 million

➢	Sales down 6% quarter on quarter, without foreign exchange effects nine-month figure up 1% on previous year

➢	Further relocation of production

➢	Capital resources improved

➢	Expectation of positive earnings for fiscal 2003 reaffirmed

The cost-cutting program COMPETE proved effective in the third quarter (April 1 to June 30, 2003) of fiscal 2003 as well. Rationalization successes scored by Six Sigma projects, cost cutting through relocation of manufacturing operations, and savings in purchasing were the major reasons for EPCOS’ positive performance despite the sustained weakness in the global economy.

In the period under review, the general slackness of demand was aggravated by the SARS epidemic. In China, mobile phone and entertainment electronics sales declined dramatically. Manufacturers of these products reacted immediately by cutting back production and postponing orders for components. The weak dollar put extra pressure on prices in EPCOS’ European home market as well. Consequently, EPCOS was exposed to a severe decline in demand as prices continued to fall, and sales slipped 6% quarter on quarter from EUR 323 million to EUR 302 million. But in the meantime, demand, at least in China, is returning to normal.

New orders totaling EUR 271 million reflected the slack demand in mobile phones and entertainment electronics mentioned. In addition, changeovers to consignment inventory agreements with certain customers had a further negative impact. Whenever such changeovers occur, the existing order backlog is canceled and orders will only be rebooked once goods are taken out of the consignment warehouse for consumption.

Sales by industries and regions

Sales in automotive and industrial electronics remained stable at the previous quarter’s level, while sales in consumer electronics and telecommunications declined quarter on quarter by 11% and 9% respectively.

In Germany, which accounts for 29% of EPCOS’ total sales, sales slipped 5% quarter on quarter, while international sales were down 7%.

Earnings and net income positive

Despite the decline in sales in the third quarter of 2003, EPCOS posted a positive figure of EUR 3 million for earnings before interest and tax (EBIT) against EUR 10 million (including special earnings of EUR 3 million) in the previous quarter. Net income was EUR 2 million, earnings per share amounted to 3 eurocents.

Cumulative results for the first three quarters of fiscal 2003 are thus EUR 16 million for EBIT, EUR 12 million for net income, and 18 eurocents for earnings per share.

“Although the sales volume is lower than expected and price erosion higher than feared, these positive earnings show that our cost-cutting measures are taking effect. But as the difficult background persists, we cannot avoid taking further painful measures”, said Gerhard Pegam, President and CEO. “Our cost-cutting efforts will be stepped up. Plans are currently being made to relocate further manufacturing operations to countries with low labor costs, especially to Eastern Europe and China.”

Improved capital resources

In Q3 2003, net cash flow at EPCOS was positive at EUR 8 million. EPCOS also improved its capital resources with a successful EUR 126 million convertible bond issue. “We are thus replacing the relatively high share of short-term debt by low-cost long-term financing. This gives us even greater financial flexibility and more room to maneuver”, said CFO Dr. Wilfried Backes. The new funds raised were booked by EPCOS in July.

Business segments

In Capacitors, sales fell 7% in the third quarter from EUR 92 million to EUR 85 million. Demand for capacitors for automotive electronics remained stable. Slack demand from consumer electronics and subdued demand from industrial electronics, on the other hand, made a dent in sales. The tantalum capacitors business is still suffering from overcapacity and above-average price erosion. Startup losses in ultracapacitors continue to strain the segment’s earnings. EBIT for Q3 was negative at EUR 5.5 million, falling from a positive figure of EUR 0.6 million in the previous quarter.

In Ceramic Components, sales slipped 6% quarter on quarter from EUR 92 million to EUR 86 million. This is mainly accounted for by restrained demand for white goods and price erosion in ceramic capacitors. On the other hand, the segment fared well in automotive electronics, where demand for switching spark gaps for high-intensity discharge headlamps and for thermistors for automotive heating applications keeps increasing. The situation was similar in piezo actuators for diesel injection systems, where production is ramping up in response to rising demand. EBIT in this segment surged quarter on quarter from EUR 3.8 million to EUR 7.8 million.

The Surface Acoustic Wave (SAW) Components segment was hit hardest by slack demand in consumer electronics and mobile phones. Sluggish business in entertainment electronics resulting from the global economic downturn led to a decline in sales of multimedia filters. In addition, the SARS crisis caused considerable inventories of handsets to build up in recent months, especially in China, which had an immediate negative impact on our business. Sales of SAW components thus fell 9% quarter on quarter from EUR 97 million to EUR 89 million. The segment posted balanced EBIT for Q3 against a positive figure of EUR 8.1 million (including special earnings of EUR 3 million) for the previous quarter. Inventories of handsets are now returning to normal. Forecasts from the mobile phone industry also suggest that the demand will rise again over the coming months.

In the Ferrites and Inductors segment, sales of EUR 42 million remained unchanged at the previous quarter’s level as severe price erosion persisted. In inductors, automotive and industrial electronics stimulated business. Demand for ferrites for ADSL applications continues. For the first time in seven quarters, the segment posted positive EBIT of EUR 0.8 million versus a negative figure of EUR 2.1 million in the previous quarter.

Outlook

EPCOS currently sees no signs of a broadly based economic improvement. But relatively optimistic forecasts from major semiconductor manufacturers give rise to cautious optimism. A revival in passive electronic components usually follows semiconductors with a delay of several months. Forecasts of demand by customers in various product segments also suggest an improvement in business over the coming months.

EPCOS expects sales in the fourth quarter of fiscal 2003 to reach about the same or a slightly higher level than in the quarter just ended. Rigorous cost management will continue to command top priority. Further restructuring measures and relocation of manufacturing operations are therefore necessary, for which provisions amounting to a low double-digit figure in millions of euros are anticipated in Q4. Despite these charges, EPCOS expects positive EBIT for fiscal 2003 as a whole.

——-

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2002.

Further dates

Results for the fourth quarter of fiscal 2003 will be published on November 18, 2003, at the Annual Press Conference, which will be held in Munich at Haus der Bayerischen Wirtschaft.

——-

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME, UNAUDITED

for the 3 months and 9 months ended June 30, 2003 and 2002 (EUR thousand, except per share data)

	3 months ended June 30		9 months ended June 30
	2003	2002	2003	2002
Net sales
Third parties	245,821	288,559	781,951	811,234
Related parties	56,421	40,360	172,733	174,181

Total net sales	302,242	328,919	954,684	985,415
Cost of goods sold	(249,956)	(279,181)	(782,602)	(818,873)
Gross profit	52,286	49,738	172,082	166,542
Research and development expenses	(14,936)	(22,835)	(53,259)	(71,126)
Marketing and selling expenses	(30,455)	(33,070)	(91,704)	(100,429)
General and administrative expenses	(3,173)	(2,707)	(11,239)	(9,904)

	(48,564)	(58,612)	(156,202)	(181,459)
Operating income (loss)	3,722	(8,874)	15,880	(14,917)
Interest income	266	460	710	1,166
Interest expense	(2,501)	(2,171)	(7,375)	(5,564)
Foreign exchange losses, net	(1,592)	(7,568)	(3,309)	(1,346)
Other income, net	1,421	112	4,450	8,639
Share of net losses of unconsolidated affiliates	(257)	(91)	(525)	(217)
Income before income taxes and minority interest	1,059	(18,132)	9,831	(12,239)
Provision for income taxes	1,058	8,520	1,814	7,986
Minority interest	(52)	281	(136)	266

Net income	2,065	(9,331)	11,509	(3,987)

Basic and diluted earnings per share	0.03	(0.14)	0.18	(0.06)

Reconciliation of Net income to EBIT
Net income	2,065	(9,331)	11,509	(3,987)
Minority interest	(52)	281	(136)	266
Provision for income taxes	1,058	8,520	1,814	7,986
Income before income taxes and minority interest	1,059	(18,132)	9,831	(12,239)
Interest expense, net	(2,235)	(1,711)	(6,665)	(4,398)

EBIT	3,294	(16,421)	16,496	(7,841)

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As of June 30, 2003 and September 30, 2002 (EUR thousand, except share data)

	June 30, 2003 (unaudited)	Sept. 30, 2002

ASSETS
Current assets
Cash and cash equivalents	52,190	31,707
Accounts receivable, net	180,575	194,283
Inventories, net	222,256	208,261
Prepaid expenses and other current assets	42,537	53,485
Deferred income taxes	9,080	9,719

Total current assets	506,638	497,455

Property, plant and equipment, net	656,737	737,132
Intangible assets, net	41,538	35,202
Deferred income taxes	77,658	56,407
Other assets	20,849	17,395

Total assets	1,303,420	1,343,591

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	109,640	135,952
Accrued expenses and other current liabilities	142,453	181,532
Short-term borrowings	108,022	126,364
Current portion of long-term debt	15,639	17,332
Deferred income taxes	21,321	9,336

Total current liabilities	397,075	470,516

Long-term debt, excluding current installments	95,300	65,507
Pension liabilities	111,378	107,350
Deferred income taxes	11,723	12,045
Other liabilities	40,453	44,021
Minority interest	673	1,974

Total liabilities	656,602	701,413

Shareholders’ equity
Share capital, – 78,320,000 shares authorized, 65,300,000 shares issued and 65,275,000 outstanding at September 30, 2002 and June 30, 2003	65,300	65,300
Additional paid-in capital	255,225	255,225
Retained earnings	362,047	350,538
Accumulated other comprehensive loss	(34,876)	(28,007)
Treasury shares at cost (25,000 shares at September 30, 2002 and June 30, 2003)	(878)	(878)

Total shareholders’ equity	646,818	642,178

Total liabilities and shareholders’ equity	1,303,420	1,343,591

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

For the 9 months ended June 30, 2003 (EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2002	65,300	255,255	350,538	(28,007)	(878)	642,178

Comprehensive Income:
Net Income	—	—	11,509	—	—	11,509
Currency translation adjustment	—	—	—	(6,996)	—	(6,996)
Unrealized gains on securities, net of tax of EUR 80	—	—	—	127	—	127
Total comprehensive income						4,640

Balances as of June 30, 2003	65,300	255,225	362,047	(34,876)	(878)	646,818

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

For the 9 months ended June 30, 2002 (EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2001	65,300	255,356	389,038	(14,437)	—	695,257

Comprehensive Loss:
Net loss	—	—	(3,987)	—	—	(3,987)
Currency translation adjustment	—	—	—	(7,347)	—	(7,347)
Total comprehensive loss						(11,334)
Purchase of treasury stock					(1,894)	(1,894)
Sale of treasury stock		(218)			1,194	976

Balances as of June 30, 2002	65,300	255,138	385,051	(21,784)	(700)	683,005

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW, UNAUDITED

For the 9 months ended June 30, 2003 and 2002 (EUR thousand)

Cash flows from operating activities	2003	2002
Net income (loss)	11,509	(3,987)
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	117,883	123,506
Provision for doubtful accounts	(1,734)	(1,160)
Gains on sale of property, plant and equipment	(1,113)	(620)
Share of net losses of unconsolidated affiliates	525	217
Minority interest	136	(266)
Deferred income tax	(8,345)	(10,922)
Stock-based compensation	—	313
Changes in assets and liabilities, excluding effects of acquisitions
Decrease in accounts receivable	13,166	32,499
Increase in inventories	(17,406)	(2,011)
Decrease/(Increase) in prepaid expenses and other current assets	10,605	(14,806)
Decrease in accounts payable	(22,871)	(23,698)
Decrease in accrued expenses and other current liabilities	(33,388)	(56,268)
Increase in other assets	(2,876)	(1,566)
Increase in pension liabilities	4,279	4,787
Decrease in other liabilities	(3,547)	(5,076)

Net cash provided by operating activities	66,823	40,940

Cash flows from investing activities
Proceeds from sale of equipment	17,168	3,140
Acquisitions of businesses, net of cash acquired	(9,703)	(2,761)
Capital expenditures	(64,642)	(93,975)
Investments in unconsolidated affiliates	(879)	(166)

Net cash used in investing activities	(58,056)	(93,762)

Cash flows from financing activities
Net (decrease)/increase in short-term borrowings	(14,685)	32,876
Proceeds from issuance of long-term debt	49,504	30,909
Principal payments on long-term debt	(19,783)	(15,366)
Principal payments under capital leasing obligations	(377)	(389)
Purchase of treasury shares	—	(1,894)
Sale of treasury shares	—	663

Net cash provided by financing activities	14,659	46,799

Effect of exchange rate changes on cash	(2,943)	(3,682)
Increase/(Decrease) in cash and cash equivalents	20,483	(9,706)
Cash and cash equivalents at beginning of fiscal year	31,707	37,734

Cash and cash equivalents at end of period	52,190	28,028

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to unaudited interim consolidated financial statements

1. Basis of Presentation

The unaudited interim consolidated financial statements as of and for the three-month and nine-month periods ended June 30, 2003, and 2002 reflect all adjustments consisting of normal recurring items, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. All significant intercompany balances and transactions as well as all significant intra group profits or losses arising on such transactions have been eliminated in the consolidated financial statements.

The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2002 included in the Company’s Annual Report for 2002.

2. Summary of significant accounting policies

Accounting changes – On October 1, 2002, EPCOS adopted Statement of Financial Accounting Standards (SFAS) 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Such estimates are generally determined based upon estimated future cash flows discounted using a credit-adjusted risk-free interest rate. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The adoption of SFAS 143 did not have a material impact in the Company’s financial statements.

On October 1, 2002, the Company adopted SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement establishes a single accounting model based on SFAS 121 for long-lived assets to be disposed of by sale, including discontinued operations. Major changes include additional criteria for long-lived assets to qualify as “held for sale” and the requirement that long-lived assets to be disposed of other than by sale be classified as held and used until the disposal transaction occurs. SFAS 144 retains the current requirement to separately report discontinued operations but expands that reporting to include a component of an entity (rather than only a segment of a business) that either has been disposed of or is classified as held for sale. SFAS 144 requires long-lived assets to be disposed of by sale to be recorded at the lower of carrying amount or fair value less costs to sell and to cease depreciation. EPCOS applied the provisions of SFAS 144 prospectively

CONSOLIDATED FINANCIAL STATEMENTS

and the adoption of SFAS 144 did not have a material impact on the Company’s financial statements.

On January 1, 2003, EPCOS adopted SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management’s commitment to an exit or disposal plan. Examples of costs covered by the standard include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. In addition, SFAS 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard were effective prospectively for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not affect the Company’s financial statements.

On January 1, 2003, EPCOS adopted FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company has adopted the disclosure requirements of FIN 45 (for information related to product warranties, see below) and has applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. Accruals for product warranties are recorded in cost of sales at the time the related sale is recognized, and are established on an individual basis except for consumer products, which are accrued for on an aggregate basis. The estimates reflect historic trends of warranty costs as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty accruals.

In December 2002, the FASB issued Statement of Financial Accounting Standards (‘SFAS’) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for financial statements for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are effective for periods beginning after December 15, 2002. Pursuant to SFAS No. 123, the Company has elected to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans. The following table illustrates recorded compensation expense and the effect on net income and earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS No. 123:

CONSOLIDATED FINANCIAL STATEMENTS

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE

(EUR thousand, expect share data)

	3-months ended June 30		9-months ended June 30
	2003	2002	2003	2002
Net income (loss)
As reported	2,065	(9,331)	11,509	(3,987)

Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(2,074)	(3,702)	(7,542)	(10,122)
Pro forma	(9)	(13,033)	3,967	(14,109)

Basic and diluted earnings (loss) per share (in EUR)
As reported	0.03	(0.14)	0.18	(0.06)

Pro forma	0.00	(0.20)	0.06	(0.22)

3. Stock-based Compensation

The fair value of the Company’s stock options of fiscal 2003 and 2002 used to compute pro forma net income (loss) disclosures was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions for fiscal 2003 and 2002:

AVERAGE VALUES OF STOCK OPTIONS

periods ended June 30

	2003	2002
Risk-free interest rate	4.03%	4.37%

Expected life of options (in years)	5	5

Expected volatility	50%	50%

Average expected dividend per share (in EUR)	—	—

The following table summarizes stock option activity:

STOCK OPTION ACTIVITY

	Number of options	Weighted average exercise price per share (in EUR)
Balance as of September 30, 2002	1,069,750	76.47

Granted	698,500	15.23
Exercised	—	—

Forfeited	3,000	77.75

Balance as of June 30, 2003	1,765,250	52.24

CONSOLIDATED FINANCIAL STATEMENTS

4. Inventories, net

INVENTORIES, NET

(EUR thousand)

	June 30, 2003	September 30, 2002
Raw materials and supplies	54,754	49,520
Work in process	60,715	60,678
Finished products	106,787	98,063

Total inventories, net	222,256	208,261

Total inventories as of June 30, 2003 and September 30, 2002, are net of valuation allowances of EUR 29.187 million and EUR 35.755 million, respectively.

5. Goodwill and Intangible Assets

As from October 1, 2001, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 142 Goodwill and Intangible Assets, whereby goodwill is no longer subjected to regular amortization. The goodwill allocated to business units will be reviewed at least annually or when circumstances indicate potential impairment and, if necessary, be written down to fair value. Furthermore, the Company has tested its goodwill for any transitional impairment and has concluded that there was no impairment in fiscal 2002.

The carrying amount of goodwill as of June 30, 2003, is as follows:

GOODWILL

Balance as of June 30, 2003 (EUR thousand)

Capacitors	Ceramic Components	SAW Components	Ferrites and inductors	Consolidated Total
1,884	4,115	314	13,843	20,155

Included in the Consolidated Balance Sheets as of June 30, 2003 and September 30, 2002 are the following categories of acquired intangible assets:

INTANGIBLE ASSETS (FINITE LIVES)

(EUR thousand)

	June 30, 2003		September 30, 2002
	Gross	Net	Gross	Net
Patents, licenses and similar rights	38,191	18,208	35,566	20,248
Customer lists	3,200	2,427	3,200	2,667
Other	947	748	957	882

Total intangible assets (finite lives)	42,338	21,383	39,723	23,797

Amortization related to intangible assets (finite lives) amounted to EUR 1.799 million and EUR 5.014 million for the three and nine-month periods ended June 30, 2003, respectively (EUR 1.342 million and EUR 4.822 million for the three and nine-month periods ended June 30, 2002, respectively). In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in the first nine months of fiscal year 2003. There

CONSOLIDATED FINANCIAL STATEMENTS

were no changes to such lives and there are no expected residual values associated with these intangible assets. Patents are amortized over the term of the patents, or as for the customer lists, over ten years. Licenses are amortized over the term of the licensing agreement.

The development of the intangible assets (finite lives) of the estimated fiscal year amortization expense is as follows:

ESTIMATED AMORTIZATION EXPENSE

Fiscal years (EUR thousand)

2003	6,568

2004	6,406

2005	5,374

2006	1,985

2007	1,611

6. Product warranties

The current and noncurrent accruals for product warranties developed as follows:

THREE MONTHS ENDED JUNE 30, 2003

(EUR thousand)

Balance as of April 1, 2003:	7,931

Increase in accruals and liabilities (+)	1,016

Utilization of accruals/reduction in liabilities (-)	(219)

Non-utilization of accruals/liabilities (-)	(3,081)

Foreign exchange translation adjustment	18

Accrual as of end of period	5,665

CONSOLIDATED FINANCIAL STATEMENTS

7. Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued. The treasury stock method is used to calculate dilutive shares. This method reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised.

The following table sets forth the computation of basic and diluted earnings per share for the three-month and nine-month periods ended June 30, 2003 and 2002:

EARNINGS PER SHARE

(EUR thousand, expect share data)

	3-months ended June 30		9-months ended June 30
	2003	2002	2003	2002
Net income	2,065	(9,331)	11,509	(3,987)

Denominator for basic earnings per share – weighted average shares	65,275,000	65,292,457	65,275,000	65,292,366

Effect of dilutive shares – stock	—	27,722	—	39,983

Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	65,275,000	65,320,179	65,275,000	65,332,349

Basic and diluted earnings per common share, Euro	0.03	(0.14)	0.18	(0.06)

CONSOLIDATED FINANCIAL STATEMENTS

8. Business Segments

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS

(EUR million)

	Capacitors	Ceramic Components	SAW Components	Ferrites and Inductors	Eliminations	Consolidated total
3 months ended June 30, 2003

Orders received	79.2	83.9	76.1	32.2	—	271.4
Net sales	85.4	86.3	88.9	41.7	—	302.3
EBIT	(5.5)	7.8	0.2	0.8	—	3.3
Interest result, net						(2.2)
Income before income taxes and minority interest						1.1
Provision for income taxes						1.1
Minority interest						(0.1)
Net income						2.1
Depreciation and amortization	7.7	6.9	18.9	4.1	0.6	38.2
Capital expenditures	3.4	5.2	7.6	1.8	1.1	19.1

3 months ended June 30, 2002

Orders received	85.9	87.0	104.8	38.4	—	316.1
Net sales	90.0	91.9	111.3	35.7	—	328.9
EBIT	(4.8)	1.8	(3.8)	(9.7)	—	(16.4)
Interest result, net						(1.7)
Income before income taxes and minority interest						(18.1)
Provision for income taxes						8.5
Minority interest						0.3
(Net income)						(9.3)
Depreciation and amortization	6.6	7.9	21.8	4.1	0.6	41,0
Capital expenditures	6.7	3.7	7.4	4.9	—	22.7

9 months ended June 30, 2003

Orders received	252.9	266.8	279.4	123.0	—	922.1
Net sales	267.4	265.0	301.0	121.3	—	954.7
EBIT	(3.4)	11.7	17.3	(9.1)	—	16.5
Interest result, net						(6.7)
Income before income taxes and minority interest						9.8
Provision for income taxes						1.8
Minority interest						(0.1)
Net income						11.5
Depreciation and amortization	22.7	23.0	59.0	11.2	2.0	117.9
Capital expenditures	13.6	17.3	21.8	8.6	3.3	64.6

9 months ended June 30, 2002

Orders received	241.1	248.4	324.1	108.6		922.2
Net sales	265.2	249.8	359.8	110.6	—	985.4
EBIT	(4.1)	3.0	14.0	(20.8)	—	(7.8)
Interest result, net						(4.4)
Income before income taxes and minority interest						(12.2)
Provision for income taxes						8.0
Minority interest						0.2
(Net income)						(4.0)
Depreciation and amortization	20.7	24.3	65.1	11.6	1.8	123.5
Capital expenditures	28.2	19.2	31.1	12.7	2.8	94.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated:	July 31, 2003	By:	/s/ Peter Knoll
Name: Mr. Peter Knoll Title: General Counsel EPCOS AG